



07022176

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

Stockholm, Sweden, March 21, 2007

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, marked
with the above stated number:

- Atlas Copco has completed Greenfield acquisition

Atlas Copco AB
Corporate Communications

Ylva Thornander Jonsson

Sent by DHL 478 6243 346

For further information please contact:
Ronnie Leten, Business Area President, Compressor Technique
+32 (0)3 870 2938 or +32 (0)477 222 685

Daniel Frykholm, Media Relations Manager
+46 (0)8 743 8060 or +46 (0)70 865 8060

Atlas Copco has completed Greenfield acquisition

Stockholm, Sweden, March 21, 2007: Atlas Copco has completed the acquisition of the business of GreenField, based in Switzerland. The company is engaged in high pressure gas applications, mainly compressed natural gas (CNG) for natural gas vehicles. The turnover of GreenField is approximately MSEK 270 (MEUR 30) and it has around 200 employees.

GreenField designs, manufactures and markets a range of CNG compressors aimed at the natural gas vehicles market. The company has a long history in high pressure gas compression systems, a solid application knowledge and a well-known brand.

GreenField's headquarters are located in Pratteln, near Basel, Switzerland. The acquisition, which was announced on February 19, includes the business of the companies in the United States, Germany, Argentina, Brazil, Colombia, Venezuela, Canada, and Australia.

GreenField will be part of the Oil-free Air division in the Compressor Technique business area. GreenField will continue to be a stand-alone brand.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

Oil-free Air is a division within Atlas Copco's Compressor Technique business area. It develops, manufactures, and markets oil-free air compressors for all kind of industries worldwide where the air quality is vital, and oil-injected compressors for less critical applications. The division focuses on air optimization systems, aftermarket products and quality air solutions to further improve customers' productivity. The divisional headquarters and main production center are located in Antwerp, Belgium.

END

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720
Sweden	Nacka	www.atlascopco.com	Reg. Office Nacka